

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 7, 2018

Terence Ho
Chief Executive Officer
Sunburst Acquisitions V, Inc.
Room 2305A, 23/F
World-Wide House, 19 Des Voeux Road
Central, Hong Kong

> **Re: Sunburst Acquisitions V, Inc.**
> **Form 10-12(g)**
> **Filed November 13, 2017**
> **File No. 000-24483**

Dear Mr. Ho:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342, or Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3720 with any questions.

                                        Sincerely,

                                        /s/ Lisa M. Kohl for

                                        Mara L. Ransom
                                        Assistant Director
                                        Office of Consumer Products